Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

(201) 608-5882

andrew.backman@kornit.com

Kornit Digital Reports Second Quarter 2021 Results

Revenue Increases 118% Year-Over-Year

●	Second quarter revenue increased 118% year-over-year to $81.7 million, net of $6.6 million attributed to the non-cash impact of warrants

●	Second quarter GAAP operating profit of $6.1 million; Non-GAAP operating profit of $10.2 million, net of $6.6 million attributed to the non-cash impact of warrants

●	All geographic regions posted significant year-over-year and sequential growth; Americas and EMEA regions revenue more than doubled year-over-year

●	Successfully completed beta testing and began shipments of Atlas Max; Very strong order backlog and positive customer feedback on increased productivity, unique XDi capabilities, and unparalleled print quality and durability

●	Visibility, pipeline and confidence for the remainder of year and into next year have never been stronger

●	Announced acquisition of Voxel8 accelerates execution of Kornit’s 4.0 strategy to digitize on-demand textile production; Significantly expands Company’s reach into existing and new lucrative markets

Rosh-Ha’Ayin, Israel – August 10, 2021 – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in digital textile production technologies, reported results for the second quarter ended June 30, 2021.

“Our second quarter results capped off what was a remarkable first half of the year for Kornit,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “The Company executed across the board, delivering on massive global expansion projects with top strategic customers and driving growth from new customers, both in the DTG and DTF product lines. We began shipping our Atlas Max mass production systems after very successful beta testing, and are seeing great momentum for KornitX, as evidenced by our recently announced partnership with Canva, the largest on-line design software and content provider in the world.”

Mr. Samuel continued, “We are also pleased to announce our acquisition of Voxel8, which will help us accelerate the execution of our 4.0 strategy to digitize on-demand sustainable textile production. Through Voxel8’s advanced and proven 3D technology, which has been tested by some of the world’s leading fashion and footwear brands including Hush Puppies, which is part of Wolverine Worldwide, we will disrupt the business of fashion, empowering completely new creative decorative concepts and never-before-seen functional textile applications, while exploring new lucrative opportunities in the functional apparel and footwear markets.”

Mr. Samuel concluded, “Our pipeline and visibility have never been stronger as the industry accelerates its digital transformation with Kornit leading the way. We are more confident than ever in our outlook for the remainder of this year and into next year, and believe we are well on our way to becoming the operating system for on demand sustainable fashion and a $1 billion revenue company in 2026.”

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the second quarter of 2021 and 2020, respectively:

Second Quarter Warrants Impact

	Three Months Ended
	June 30,
	2021		2020
	Net of Warrants Impact	Warrants Impact	Net of Warrants Impact	Warrants Impact

Revenue	$81.7M	$6.6M	$37.4M	$0.8M
Non-GAAP Gross Margin	48.2%	386bps	44.1%	123bps
Non-GAAP Operating Margin	12.5%	652bps	(6.8)%	235bps
Non-GAAP Net Margin	12.8%	649bps	(3.6)%	228bps
Non-GAAP Diluted Earnings Per Share	$0.22	$0.13	$(0.03)	$0.02

“We are very pleased with our exceptionally strong second quarter results,” said Alon Rozner, Kornit Digital’s Chief Financial Officer. “All revenue components including mass production systems, consumables and services increased, due in part to continued momentum with our global strategic accounts, while all regions posted year-over-year and sequential growth. Our gross margin expansion was again driven by a favorable product mix shift, as well as continued profitability from our services business, while overall profitability benefited from our scale and operating leverage. We are very proud of our strong second quarter performance as it further validates our strategy and is a result of all the hard work and dedication of the entire Kornit team.”

Second Quarter 2021 Results of Operations

●	Total revenue for the second quarter of 2021 was $81.7 million, net of $6.6 million attributed to the non-cash impact of warrants, compared to $37.4 million, net of $0.8 million attributed to the non-cash impact of warrants in the prior year period.
●	GAAP net income for the second quarter of 2021 was $5.6 million, or $0.12 per diluted share, compared to net loss of $4.6 million, or $0.11 per basic share, for the second quarter of 2020.
●	Non-GAAP net income for the second quarter of 2021 was $10.5 million, or $0.22 per diluted share, net of $0.13 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net loss of $1.3 million, or $0.03 per basic share, net of $0.02 per diluted share attributed to the non-cash impact of warrants, for the second quarter of 2020.

Third Quarter 2021 Guidance

The Company expects revenue for the third quarter to be in the range of $88 million to $92 million and non-GAAP operating income to be in the range of 12 % to 14 % of revenue. Consistent with past practice, this guidance excludes the impact of the fair value of issued warrants in the quarter.

Second Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1 809 406 247. The confirmation code is 13721628.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13721628. The telephonic replay will be available beginning at 11:30 a.m. ET on Tuesday, August 10, 2021, until 11:59 p.m. ET on Tuesday, August 24, 2021. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to continue to increase sales of Kornit’s systems, ink and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; the duration and severity of, and the degree of recovery from, the global COVID-19 pandemic, which could potentially impact once again, in a material adverse manner, the Company’s operations, financial position and cash flows, and those of the Company’s customers and suppliers; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or SEC, on March 25, 2021. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and the one-time impact of COVID-19, and the tax effect of the foregoing. The purpose of such adjustments is to provide an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. However, the Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries and states worldwide.

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$92,568	$125,777
Short-term bank deposit	234,936	224,804
Marketable securities	29,280	13,718
Trade receivables, net	62,651	51,566
Inventory	52,553	52,487
Other accounts receivable and prepaid expenses	10,714	9,178
Total current assets	482,702	477,530
LONG-TERM ASSETS:
Marketable securities	85,039	71,636
Deposits and prepaid expenses	526	395
Severance pay fund	335	337
Deferred taxes	4,909	5,096
Property, plant and equipment, net	34,818	29,255
Operating lease right-of-use assets	20,383	21,053
Intangible assets, net	6,399	7,221
Goodwill	16,463	16,466
Total long-term assets	168,872	151,459

Total assets	$651,574	$628,989

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$31,357	$32,016
Employees and payroll accruals	15,980	15,022
Deferred revenues and advances from customers	15,618	27,019
Operating lease liabilities	3,853	3,957
Other payables and accrued expenses	17,289	11,613
Total current liabilities	84,097	89,627

LONG-TERM LIABILITIES:
Accrued severance pay	1,261	1,214
Operating lease liabilities	17,603	18,688
Other long-term liabilities	1,243	443
Total long-term liabilities	20,107	20,345

SHAREHOLDERS’ EQUITY	547,370	519,017

Total liabilities and shareholders’ equity	$651,574	$628,989

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Revenues
Products	$130,122	$54,246	$72,176	$31,859
Services	17,667	9,402	9,490	5,577
Total revenues	147,789	63,648	81,666	37,436

Cost of revenues
Products	62,429	27,086	34,254	14,930
Services	16,368	12,736	8,830	6,708
Total cost of revenues	78,797	39,822	43,084	21,638
Gross profit	68,992	23,826	38,582	15,798

Operating expenses:
Research and development, net	19,243	13,524	9,799	7,041
Sales and marketing	24,879	16,788	13,830	8,291
General and administrative	15,689	11,864	8,881	5,794
Total operating expenses	59,811	42,176	32,510	21,126
Operating income (loss)	9,181	(18,350)	6,072	(5,328)
Financial income, net	2,416	2,797	351	592
Income (loss) before taxes on income (tax benefit)	11,597	(15,553)	6,423	(4,736)

Taxes on income (Tax benefit)	896	(927)	821	(164)
Net income (loss)	10,701	(14,626)	5,602	(4,572)

Basic earnings (losses) per share	$0.23	$(0.36)	$0.12	$(0.11)

Weighted average number of shares used in computing basic earnings (losses) per share	46,119,416	40,817,593	46,196,720	40,872,497

Diluted earnings (losses) per share	$0.22	$(0.36)	$0.12	$(0.11)

Weighted average number of shares used in computing diluted earnings (losses) per share	47,709,429	40,817,593	47,849,783	40,872,497

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$78,797	$39,822	$43,084	$21,638
Cost of product recorded for share-based compensation (1)	(619)	(491)	(320)	(277)
Cost of service recorded for share-based compensation (1)	(499)	(360)	(266)	(210)
Intangible assets amortization on cost of product (2)	(50)	(50)	(25)	(25)
Intangible assets amortization on cost of service (2)	(320)	-	(160)	-
COVID-19 one time impact (3)	-	(446)	-	(202)
Non-GAAP cost of revenues	$77,309	$38,475	$42,313	$20,924

GAAP gross profit	$68,992	$23,826	$38,582	$15,798
Gross profit adjustments	1,488	1,347	771	714
Non-GAAP gross profit	$70,480	$25,173	$39,353	$16,512

GAAP operating expenses	$59,811	$42,176	$32,510	$21,126
Share-based compensation (1)	(5,781)	(3,779)	(3,241)	(2,035)
Intangible assets amortization (2)	(238)	(251)	(119)	(116)
COVID-19 one time impact (3)	-	69	-	80
Non-GAAP operating expenses	$53,792	$38,215	$29,150	$19,055

GAAP Financial income, net	$2,416	$2,797	$351	$592
Foreign exchange gain associated with ASC 842	(415)	(82)	387	528
Non-GAAP Financial income, net	$2,001	$2,715	$738	$1,120

GAAP Taxes on income (Tax benefit)	$896	$(927)	$821	$(164)
Tax effect on to the above non-GAAP adjustments	165	(180)	(26)	(98)
Taxes on income (Tax benefit) (a)	(586)	1,015	(338)	169
Non-GAAP Taxes on income	$475	$(92)	$457	$(93)

GAAP net income (loss)	$10,701	$(14,626)	$5,602	$(4,572)
Share-based compensation (1)	6,899	4,630	3,827	2,522
Intangible assets amortization (2)	608	301	304	141
COVID-19 one time impact (3)	-	377	-	122
Foreign exchange gain associated with ASC 842	(415)	(82)	387	528
Tax effect on to the above non-GAAP adjustments	(165)	180	26	98
Deferred taxes on income (Tax benefit) (a)	586	(1,015)	338	(169)
Non-GAAP net income (loss)	$18,214	$(10,235)	$10,484	$(1,330)

GAAP diluted earnings (losses) per share	$0.22	$(0.36)	$0.12	$(0.11)

Non-GAAP diluted earnings (losses) per share	$0.38	$(0.25)	$0.22	$(0.03)

Weighted average number of shares

Shares used in computing GAAP diluted net earnings (losses) per share	47,709,429	40,817,593	47,849,783	40,872,497

Shares used in computing Non-GAAP diluted net earnings (losses) per share	47,941,113	40,817,593	48,189,266	40,872,497

(1) Share-based compensation
Cost of product revenues	619	491	320	277
Cost of service revenues	499	360	266	210
Research and development	1,071	780	569	436
Selling and marketing	2,333	1,381	1,261	740
General and administrative	2,377	1,618	1,411	859
	6,899	4,630	3,827	2,522
(2) Intangible assets amortization
Cost of product revenues	50	50	25	25
Cost of service revenues	320	-	160	-
Selling and marketing	238	251	119	116
	608	301	304	141
(3) COVID-19 one time impact
Cost of product revenues	-	453	-	209
Cost of service revenues	-	(7)	-	(7)
Research and development	-	(57)	-	(57)
Selling and marketing	-	(1)	-	(12)
General and administrative	-	(11)	-	(11)
	-	377	-	122

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$10,701	$(14,626)	$5,602	$(4,572)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,035	2,196	1,543	1,095
Fair value of warrants deducted from revenues	9,711	1,406	6,572	841
Share-based compensation	6,899	4,630	3,827	2,522
Amortization of premium and accretion of discount on marketable securities, net	(1,298)	165	(481)	76
Realized gain on sale of marketable securities	-	(102)	-	-
Change in operating assets and liabilities:
Trade receivables, net	(11,085)	616	(9,597)	(6,769)
Other accounts receivables and prepaid expenses	(1,513)	(844)	(3,063)	135
Inventories	(526)	(5,205)	146	4,298
Operating leases right-of-use assets	(104)	33	(48)	(30)
Deferred taxes	245	(1,384)	565	(278)
Deposits and long-term assets	(131)	(82)	(121)	(87)
Trade payables	(2,417)	(9,891)	3,639	(8,387)
Operating lease liabilities	(415)	(82)	385	527
Employees and payroll accruals	2,104	335	(131)	688
Deferred revenues and advances from customers	(11,401)	(107)	(8,029)	(12)
Other payables and accrued expenses	5,676	432	3,822	792
Accrued severance pay, net	49	63	79	92
Other long-term liabilities	800	(143)	501	(13)
Loss from sale and disposal of property and Equipment	-	75	-	-
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	-	183	-	(127)

Net cash provided by (used in) operating activities	10,330	(22,332)	5,211	(9,209)

Cash flows from investing activities:

Purchase of property, plant and equipment	(5,555)	(8,511)	(2,988)	(4,936)
Acquisition of intangible assets and capitalization of software development costs	-	(121)	-	(40)
Proceeds from sale of property, plant and equipment	-	4	-	-
Investment in short-term bank deposits	(10,132)	15,196	8,723	1,346
Proceeds from sale of marketable securities	2,050	20,802	2,050	-
Proceeds from maturity of marketable securities	-	17,445	-	5,343
Investment in marketable securities	(30,510)	(18,542)	(15,220)	(9,801)

Net cash provided by (used in) investing activities	(44,147)	26,273	(7,435)	(8,088)

Cash flows from financing activities:

Exercise of employee stock options	1,754	2,804	1,079	1,236
Payments related to shares withheld for taxes	(1,146)	(64)	(458)	(11)

Net cash provided by (used in) financing activities	608	2,740	621	1,225

Foreign currency translation adjustments on cash and cash equivalents	-	24	-	43
Increase (decrease) in cash and cash equivalents	(33,209)	6,705	(1,603)	(16,029)
Cash and cash equivalents at the beginning of the period	125,777	40,743	94,171	63,477
Cash and cash equivalents at the end of the period	92,568	47,448	92,568	47,448

Non-cash investing and financing activities:

Purchase of property and equipment on credit	2,678	384	2,678	384
Inventory transferred to be used as property and equipment	463	511	51	214
Property and equipment transferred to be used as inventory	3	51	-	-
Receipt on account of shares	32	13	32	13
Lease liabilities arising from obtaining right-of-use assets	1,296	2,187	1,033	267